October 10, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes

Re:	PaxMedica, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-282488

Dear Mr. Howes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), PaxMedica, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 15, 2024, at 5:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Harris Beach PLLC, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Scot Foley of Harris Beach PLLC at +1 (716) 200-5108.

Sincerely,

PAXMEDICA, INC.

/s/ Howard Weisman
Howard Weisman
Chief Executive Officer

cc:	Scot Foley, Harris Beach PLLC